

George Stoeckert · 3rd

President & CEO (Interim) at The Brink's Company

Cypress, Texas, United States · Contact info

500+ connections

The Brink's Company

University of Miami Herbert Business School

Experience

Member of the Board of Directors (BCO)
The Brink's Company
Jan 2016 - Present · 6 yrs 2 mos
Richmond, Virginia

The Brink's Company provides secure transportation, cash management services, and other security-related services worldwide. The company offers cash-in-transit services, including armored vehicle transportation of valuables; automated teller machine (ATM) services, such as cash replenishment, replenishment forecasting, cash optimization, ATM remote monitoring, service call dispatching, ...see more

Senior Advisor
Bridge Growth Partners, LLC
Aug 2013 - Present · 8 yrs 7 mos
New York, City

Growth-oriented private equity firm that focuses on investments in the software technology and financial services sectors.

Member of the Board of Directors
Theragenics Corporation
Nov 2013 - Present · 8 yrs 4 mos
Buford, Georgia

Medical device company with leading products in the brachytherapy, vascular access, specialized needles and surgical wound closure solutions markets.

Member of the Board of Directors
Onvia, Inc. (ONVI)
Jun 2015 - Nov 2017 · 2 yrs 6 mos
Seattle, Washington

Onvia delivers data and tools companies rely on to succeed in the government contracting market. Onvia tracks and reports the spending of tens of thousands of federal, state and local government agencies, giving companies a single source for conducting business with government.

President & CEO (Interim)
The Brink's Company (BCO)
May 2016 - Jun 2016 · 2 mos
Richmond, Virginia Area

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